BIRDBILL, INC.

Room 1715, 17/F, Pacific Trade Centre

2 Kai Hing Road

Kowloon Bay, Kowloon, Hong Kong

October 30, 2015

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington DC 20549
Attn: Mara L. Ransom, Assistant Director

Re:           Birdbill, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 22, 2015
File No. 333-205792

Dear Ms. Ransom:

We have received your letter dated August 21, 2015 and have updated the Registration Statement and prepared the following responses to your comments.

General

1. Please ensure your financial statements comply with the updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE: Financial statements have been updated to include those figures for the quarter ended June 30, 2015, and are current under the requirements of Rule 8-08.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or someone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We have included copies of all written communications that we presented to potential investors in reliance on Section 5(d) of the Securities Act.

3. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

RESPONSE: We are not a shell company, are engaged in non-nominal operations and have been since inception.  Rule 405 of Regulation C states that a shell company is a company that has no or nominal operations and either (1) no or nominal assets, (2) assets consisting solely of cash and cash equivalents, or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Additionally, the Commission’s Release No. 33-8869, Revisions to Rule 144 and 145, states in footnote no. 172 in pertinent part as follows:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such a company does not meet the condition of having “no or nominal operations.”

As we are a startup company, were first formed in May of 2015 and acquired the assets of a company that was formed in December 2014, and are just beginning combined operations, we have limited revenues and nominal non-cash assets.  However, we have been engaged in non-nominal operations since we acquired the assets of Hotdeal Asia Limited. Birdbill’s subsidiary, Hotdeal Asia Limited, is principally engaged in the provision of business and IT consulting services, as well as the operation of birdbill.com. Birdbill.com is an online payment platform that launched in Hong Kong, in December 2014. The platform is a payment gateway that enables merchants to promote their products and events and drive sales of content and services with a wide range of media and partners in Hong Kong. Birdbill’s sales and promotion channels in Hong Kong include over one thousand brick-and-mortar retail shops and convenience stores, including the 7-Eleven convenience stores. It also has several online sales and promotion channels

We currently have three employees, with Leung Ying Wai devoting his full-time to our operations and implementing our business plan.

All of the foregoing indicate that we have non-nominal operations, are not a shell company, and are just a startup company.

4. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the securities being offered by your selling stockholders are being offered by or on behalf of the registrant. Please provide us with your detailed analysis of why the securities being offered by your directors are not being offered by or on behalf of the registrant. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise your registration statement to identify the selling security holder as an underwriter and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

RESPONSE: The shares being registered by our selling stockholders are not being offered by or on behalf of the registrant. The selling shareholders are not underwriters and do not intend to be underwriters. To show this intent, we have revised the prospectus to register a lesser number of shares being registered by the selling stockholders.

5. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K.

RESPONSE: The dealer prospectus delivery obligation has been added to the cover page of the prospectus.

Outside front cover page of the prospectus

6. Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: The possible net proceeds amounts have been added to the front cover page.

Prospectus Summary, page 1

The Offering, page 2

7. Please disclose in the “Use of Proceeds” section the fact that there is no guarantee that you will receive any proceeds from the offering, and include the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, and 75% of the shares being offered.

RESPONSE: These disclosures and explanations have been added to the registration statement.

Risk Factors, page 2

8. Please expand your risk factors to address any material risks associated with the following:
•	Substantially all of the company’s operations are concentrated in the PRC;
•	Chinese regulations restrict foreign ownership of companies in certain industries, including your intended financial and online services;
•	The company conducts operations outside of the U.S. and the ability to pursue legal matters and enforce foreign judgments is subject to limitations imposed by other jurisdictions;
•	U.S. regulator’s ability to conduct investigations and inspections within China is limited; and
•	Restrictions on transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company’s liquidity and impede its ability to use cash in its operations.

RESPONSE: We have updated the risk factors as requested. Please see the “RISKS RELATED TO OUR OPERATIONS” section.

9. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with us. The PCAOB, however, is currently prevented from inspecting the U.S.-related audit work and practices of PCAOB-registered firms in China, and, to the extent their audit clients have operations in China, Hong Kong. As a result of this obstacle, investors in U.S. markets who rely on AWC (CPA) Limited’s audit report on the financial statements are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

RESPONSE: A separate risk factor has been added to the “RISKS RELATED TO OUR OPERATIONS” section, detailing how the Company is not reviewed by the PCAOB.

10. We note your disclosure on page 1 that Hotdeal Asia Limited, your wholly owned subsidiary, conducts your business in China. Please tell us in detail whether the government of China restricts foreign ownership of any of the industries in which you or your subsidiaries operate in, and if so, revise your disclosure to describe these restrictions in detail. Additionally, please tell us whether you exhibit control of any of your subsidiaries through contractual arrangements, or if control is established through controlling equity interest. If you control any of your subsidiaries through contractual arrangements, please revise your disclosure to discuss such arrangements in detail and the related risks an investor may face.

RESPONSE: Substantially all operations and assets are located in Hong Kong SAR, and all of our net revenue is derived from operations in Hong Kong SAR. We are considered a foreign person or foreign invested enterprise under administrative law of Hong Kong SAR. As a result, we are subject to Hong Kong’s law limitations on foreign ownership of Hong Kong companies. There are no governmental rules that restrict foreign ownership in the industries in which Hotdeal operates. We exhibit control of our subsidiary through a controlling 100% equity interest. We do not have a separate contractual arrangement regarding the control of our subsidiary.

Risks Related to Our Securities, page 3

11. In the third risk factor on page 7, you disclose your expectation for listing on the OTCQB. However, you have also stated that no market maker has agreed to apply for listing and you have provided a conflicting risk factor at the top of the same page, which states that there is no established market for your common stock. Please explain why you believe listing on the OTCQB is likely and revise your disclosure to describe consistently the material risks of which investors should be aware.

RESPONSE: We have revised this section per your instructions.

Risks Associated with this Offering, page 8

12. In the fourth risk factor of this section, you discuss the risk of not raising the maximum amount of funds under the primary offering. Please describe what recourse and options would be available to prevent termination of operations and, if any, what restrictions such additional financing options may impose.

RESPONSE: We have amended this risk factor as requested.

Use of Proceeds, page 9

13. We note your stated intention to use proceeds for your business plan, general expense, and working capital. However, your table only allocates net proceeds to working capital. Please revise your disclosure to clarify your intended usage.

RESPONSE: The Use of Proceeds table has been updated to include allocations for business plan, general expenses associated with the filing of the registration statement, and working capital.

14. It appears that the offering costs are variable; however, we do not see such indication in Item 13 of your registration statement. If your offering costs are variable based on the number of shares sold, please revise Item 13 and explain why the costs vary depending upon the amount you raise in the offering considering the amount and type of services provided would seem to be the same regardless of the amount of proceeds.

RESPONSE: We have updated the Use of Proceeds section to show that the offering costs, while estimated, are non-variable. The offering costs are approximately $40,000, assuming the sale of 25%, 50%, 75%, or 100% of the shares being offered.

Determination of Offering Price, page 10

15. We note from your Risk Factors that the offering price was arbitrarily determined. Please revise your disclosures here to state such.

RESPONSE: The arbitrary price determination explanation has been added to this section.

Plan of Distribution, page 10

16. It seems that all three directors will be involved with selling your common shares. However, we note disclosures elsewhere in your prospectus that only your officer will be selling shares. Please revise, here and throughout your prospectus, to clarify your distribution plans.

RESPONSE: Three individuals are considered Selling Security Holders for the purpose of this registration statement. Two serve as directors, while one is CEO and a director. Changes have been made to this section to properly reflect the true nature of the sale, including subject-verb agreement.

Description of Securities, page 11

17. Please provide the disclosure required by Item 202(a) of Regulation S-K.

RESPONSE: We have updated this section as requested.

Information with Respect to the Registrant

Business, page 12

18. We note that you are principally engaged in business and IT consulting services and simultaneously developing birdbill.com. We further note that revenue generated from Birdbill was “very insignificant” for the reporting period. Please include the required disclosures with respect to your business and IT consulting services.

RESPONSE: “Information With Respect to the Registrant” has been revised to include the necessary disclosures, including adequate description of the business and plans for development.

19. Please provide additional disclosures about your intended business model, including an explanation as to why users would want to purchase Birdbill Points and/or coupons. Here, we note that you have referenced aspects of payment technology, pre-paid debit cards, group-buying discounts, and managing consumer rewards programs. Clarify which aspects of your business are currently operational versus aspirational.

RESPONSE: Most e-shops nowadays need an e-payment solution to receive money through internet transactions. However, the setup, connection, handling of each transaction, and annual fee for online credit card payments can be onerous for small-to-medium enterprises and start-ups. Additionally, it can be difficult for teenagers under 18 to make payments through the internet due to credit card age requirements. With these issues in mind, the purchase of Birdbill Points through retail channels for online payments is a convenient method for those without a credit card but want to shop online.

Currently, Birdbill’s operational services include:

•	Website design, hosting, and set-up of e-mail, database, and application servers
•	Set-up consultation for e-commerce, including marketing, content management, and backend operation
•	Social network promotion through Facebook, Weibo, Instagram, Wechat, and others
•	Online to offline promotion with event management
•	Business restructuring and process reengineering
•	Photo and video editing
•	Building and maintenance of one-stop intranet and internet networks for small-to-medium enterprises and small office/home office entities
•	Outsourcing for in-house IT help desk

Aspirational services include the roll-out of mobile payment and Birdbill Points, which will be done after the Company has solidified the operations and offerings of Birdbill.com.

20. Please explain how you will generate revenue from your described operations.

RESPONSE: See response to Comment 19 above.

21. We note that Birdbill has sales and promotion channels in over one thousand physical stores but there are partnerships with three companies, two of which are online retailers. Please disclose to what extent you are dependent on the three listed companies and, if true, that 7-Eleven represents all of your physical stores. Explain how such partnerships facilitate your business plan.

RESPONSE: Due to the nature of the Company’s business, it is not necessary for Birdbill to have its own physical locations, and indeed it is more efficient to advertise its services at locations where prospective customers are likely to make purchases of similar items through mobile applications.  As such, we have partnered with 7-Eleven convenience stores to provide us with such advertising space, which is used to display banners throughout stores and at points of purchase. Currently, the Company advertises exclusively in these Hong Kong 7-Eleven stores, but is open to exploring opportunities with other physical vendors that might offer similar benefits. While the Company looks to increase its customer base (discussed below in Comment 22), it is heavily reliant upon the success of advertising done by these stores and online retailers to promote Birdbill and Birdbill Points, until the plans discussed below produce the effect we hope to see.

Business Strategy, page 14

22. Please disclose the basis for your market estimate of immediately reaching three million customers.

RESPONSE: As of now, the Company has plans to grow the customer base in three ways:

•	Partnering with Mooff Games, a developer of online games and mobile applications, wherein Mooff will accept Birdbill Points as a method of payment;
•	Local theaters and sports facilities have enlisted the Company to assist in the promotion and sales of tickets to performance arts and athletic events through Birdbill Points; and
•
Partnering with NxTomo Games Limited, a mobile applications developer, including the popular BFB soccer manager simulator, which has over 1.5 million combined downloads between the Apple App Store and Google Play for Android. NxTomo will allow for in-app purchases to be made with Birdbill Points.

Existing and Probable Government Regulation to Our Current and Intended Business, page 14

23. On page 3 of your prospectus, you disclose that your business will require licenses and permits. Please describe these licenses and permits pursuant to Item 101(h)(4)(viii) of Regulation S-K.

RESPONSE: The Company is required to hold an active business registration license from Hong Kong in order to maintain operations there. Additionally, as a corporation organized under the laws of the state of Nevada, the Company must file an annual report and pay certain fees and taxes to hold a license and maintain good standing in Nevada.  The Company is not required to seek any license from China for its operations in Hong Kong, nor is there any other industry-specific license or permit needed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

24. We note your reference to your auditor’s opinion about your ability to continue as a going concern on page 12. However, the opinion and notes to the financial statements do not discuss such opinion. Please explain.

RESPONSE: We have updated the registration statement per your request to accurately represent the language used by the auditors.

25. Please include management’s analysis of the interim period operating results and financial condition as required by Item 303 of Regulation S-K.

RESPONSE: We have revised per your request.

Results of Operations, page 17

26. Please provide management’s analysis of the revenues generated as required by Item 303 of Regulation S-K.

RESPONSE: We have revised per your request.

27. Please revise the third paragraph to disclose the net income and/or the net income per share.

RESPONSE: We have revised per your request.

Liquidity and Capital Resources, page 17

28. We note your indication that $12,903 of accounts receivable will be sufficient to enable you to fund your business operations through at least the next two months. This statement seems inconsistent with your disclosure on page 10 where you state that net proceeds of $10,000 from this offering will enable you to expand your operations and other capital needs for the next six months. Revise your disclosure to state clearly how much you will require on a monthly basis to sustain your operations and expand your operations.

RESPONSE: We have updated the registration statement for consistency on this matter. Thank you for bringing the discrepancy to our attention.

29. Please revise your disclosure to discuss significant development milestones, the material costs associated with achieving such milestones, and the sources of funds that you plan to utilize to cover such costs and expenses. Please include disclosure to indicate whether you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital and short-term or long-term financial plans.

RESPONSE: The Company does not make or receive any milestone payments related to the achievement of regulatory, sales-based, or any other milestones.  Similarly, no milestones under any collaboration agreements were reached during the year ended December 31, 2014 or the three months ended March 31, 2015 and June 30, 2015.

We believe that our existing capital resources, not including the proceeds we receive from this offering, will be sufficient to meet our projected operating requirements for the next several months.  If we need to raise additional capital to fund our operations, funding may not be available to us on acceptable terms, or at all.  We expect to finance future cash needs through public or private equity or debt offerings.  If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to delay, limit, reduce, or terminate the promotion and further development of Birdbill Points.  Our future funding requirements will depend on many factors:

•	the scope, rate of progress, results, and cost of promoting and developing further Birdbill Points;
•	the cost and timing of establishing sales, marketing, and distribution capabilities; and
•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

Mr. Yau and Mr. Leung have orally committed to advance working capital to support the Company’s operations if it is otherwise unable to raise sufficient funds.

30. Please revise the second paragraph to reflect the cash flow from operations of $24,780 as disclosed in your audited financials.

RESPONSE: The correct figures have been updated, as disclosed in the financial statements.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 17

31. Please provide details about your directors and executive officers as required by Item 401 of Regulation S-K.

RESPONSE: A file detailing the education and background of management is added as an attachment to this response letter.

Executive Compensation, page 20

32. Please include the disclosures required by Item 402 of Regulation S-K.

RESPONSE: A summary compensation table has been added.

Certain Relationships and Related Transactions and Director Independence, page 20

33. Please include the disclosures required by Item 404 of Regulation S-K, if applicable.

RESPONSE: There are no related party transactions; this is now disclosed in the registration statement.

Signatures, page 34

34. Please include the signatures from your board of directors as required by Form S-1.

RESPONSE:  The directors’ signatures have been added to the registration statement.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Birdbill, Inc.

/s/ Leung Ying Wai
Chief Executive Officer

Exhibit A
REGULATION S SUBSCRIPTION AND INVESTOR REPRESENTATION AGREEMENT

SECTION 1

1.1 Subscription. The undersigned, intending to be legally bound, hereby irrevocably subscribes for ___________ shares (the “Shares”) of the common stock (the “Common Stock”) of Birdbill, Inc., a Nevada corporation (the “Company”), for an aggregate purchase price of $___________, at a per share purchase price of $___________ per share.

SECTION 2

2.1 Closing. The closing (the “Closing”) of the purchase and sale of the Shares shall occur simultaneously with the acceptance by the Company of the undersigned’s subscription, as evidenced by the Company’s execution of the Subscription Agreement.

SECTION 3

3.1 Investor Representations and Warranties. The undersigned hereby acknowledges, represents and warrants to, and agrees with, the Company and its affiliates as follows:

(a)           The undersigned is acquiring the Shares for his own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a direct or indirect beneficial interest in such Shares or any portion thereof. Further, the undersigned does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Shares for which the undersigned is subscribing or any part of the Shares.

(b)           The undersigned has full power and authority to enter into this Agreement, the execution and delivery of this Agreement has been duly authorized, if applicable, and this Agreement constitutes a valid and legally binding obligation of the undersigned.

(c)           The undersigned is not subscribing for the Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by person previously not known to the undersigned in connection with investment securities generally.

(d)           The undersigned understands that the Company is under no obligation to register the Shares under the Securities Act of 1933, as amended (the “Securities Act”), or to assist the undersigned in complying with the Securities Act or the securities laws of any state of the United States or of any foreign jurisdiction.

(e)           The undersigned is (i) experienced in making investments of the kind described in this Agreement and the related documents, (ii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and (iii) able to afford the entire loss of its investment in the Shares.

(f)           The undersigned acknowledges his understanding that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act. In furtherance thereof, in addition to the other representations and warranties of the undersigned made herein, the undersigned further represents and warrants to and agrees with the Company and its affiliates as follows:

(i)           The undersigned realizes that the basis for the exemption may not be present if, notwithstanding such representations, the undersigned has in mind merely acquiring the Shares for a fixed or determinable period in the future, or for a market rise, or for sale if the market does not rise. The undersigned does not have any such intention;

(ii)           The undersigned has the financial ability to bear the economic risk of his investment, has adequate means for providing for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Company;

(iii)           The undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares. The undersigned also represents it has not been organized for the purpose of acquiring the Shares;

(iv)           The undersigned has been provided an opportunity for a reasonable period of time prior to the date hereof to obtain additional information concerning the offering of the Shares, the Company and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense; and

(v)           The undersigned has carefully reviewed all material information regarding the Company and its business, including the business materials and financials statements provided herewith.

(g)           The undersigned is not relying on the Company, or its affiliates or agents with respect to economic considerations involved in this investment. The undersigned has relied solely on its own advisors.

(h)           No representations or warranties have been made to the undersigned by the Company, or any officer, employee, agent, affiliate or subsidiary of the Company, other than the representations of the Company contained herein, and in subscribing for Shares the undersigned is not relying upon any representations other than those contained herein.

(i)           Compliance with Local Laws. Any resale of the Shares during the “distribution compliance period” as defined in Rule 902(f) to Regulation S shall only be made in compliance with exemptions from registration afforded by Regulation S. Further, any such sale of the Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. The undersigned will not offer to sell or sell the Shares in any jurisdiction unless the undersigned obtains all required consents, if any.

(j)           Regulation S Exemption. The undersigned understands that the Shares are being offered and sold in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the applicability of such exemptions and the suitability of the Investor to acquire the Shares. In this regard, the undersigned specifically represents, warrants and agrees that:

(i)           The undersigned is not a U.S. Person (as defined below), is not an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company, and is not acquiring the Shares for the account or benefit of a U.S. Person. A U.S. Person means any one of the following:

a.	any natural person resident in the United States of America;
b.	any partnership or corporation organized or incorporated under the laws of the United States of America; any estate of which any executor or administrator is a U.S. person;
c.	any trust of which any trustee is a U.S. person;
d.	any agency or branch of a foreign entity located in the United States of America;
e.	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
f.
any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; and

g.	any partnership or corporation if:
i.	organized or incorporated under the laws of any foreign jurisdiction; and
ii.
formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

(ii)           At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the undersigned was outside of the United States.

(iii)           The undersigned will not, during the period commencing on the date of issuance of any Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

(iv)           The undersigned will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Shares only pursuant to registration under the Securities Act or an available exemption therefrom and in accordance with all applicable state and foreign securities laws.

(v)           The undersigned was not in the United States, engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Shares, including without limitation, any put, call or other option transaction, option writing or equity swap.

(vi)           Neither the undersigned nor or any person acting on his behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Shares and the Investor and any person acting on his behalf have complied and will comply with the “offering restrictions” requirements of Regulation Sunder the Securities Act.

(vii)           The transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(viii)           Neither the undersigned nor any person acting on his behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Shares. The undersigned agrees not to cause any advertisement of the Shares to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Shares, except such advertisements that include the statements required by Regulation Sunder the Securities Act, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws.

(ix)           Each certificate representing the Shares shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or State Securities laws:

“THE SECURITIESARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMUL.GATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

(x)           The undersigned consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfer of the Shares Set forth in this Section 3.

(l)           The undersigned understands that an investment in the Shares is a speculative investment which involves a high degree of risk and the potential loss of his entire investment.

(m)           The undersigned’s overall commitment to investments which are not readily marketable is not disproportionate to the undersigned’s net worth, and an investment in the Shares will not cause such overall commitment to become excessive.

(n)           The undersigned has received all documents, records, books and other information pertaining to the undersigned’s investment in the Company that has been requested by the undersigned.

(o)           The undersigned represents and warrants to the Company that all information that the undersigned has provided to the Company, including, without limitation, the information in the Investor Questionnaire attached hereto or previously provided to the Company (the “Investor Questionnaire”), is correct and complete as of the date hereof.

(p)           Other than as set forth herein, the undersigned is not relying upon any other information, representation or warranty by the Company or any officer, director, stockholder, agent or representative of the Company in determining to invest in the Shares. The undersigned has consulted, to the extent deemed appropriate by the undersigned, with the undersigned’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Shares and on that basis believes that his or its investment in the Shares is suitable and appropriate for the undersigned.

(q)           The undersigned is aware that no federal or state agency has (i) made any finding or determination as to the fairness of this investment, (ii) made any recommendation or endorsement of the Shares or the Company, or (iii) guaranteed or insured any investment in the Shares or any investment made by the Company.

(r)           The undersigned understands that the price of the Shares offered hereby bears no relation to the assets, book value or net worth of the Company and was determined arbitrarily by the Company. The undersigned further understands that there is a substantial risk of further dilution on his or its investment in the Company.

SΕCΤΙΟΝ 4

4.1           Company Representations and Warranties. The Company represents and warrants to the undersigned as follows:

(a)           Organization of the Company. The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Nevada, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b)           Authority. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue the Shares; the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required; and this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(c)           Exemption from Registration; Valid Issuances. The sale and issuance of the Shares, in accordance with the terms and on the bases of the representations and warranties of the undersigned set forth herein, may and shall be properly issued by the Company to the undersigned pursuant to Section 4(a)(2) of the Securities Act, Regulation D, Regulation S and/or any applicable state law. When issued and paid for as herein provided, the Shares shall be duly and validly issued, fully paid, and nonassessable. Neither the sales of the Shares pursuant to, nor the Company’s performance of its obligations under, this Agreement shall (a) result in the creation or imposition of any liens, charges, claims or other encumbrances upon the Shares or any of the assets of the Company, or (b) entitle the other holders of the Common Stock of the Company to preemptive or other rights to subscribe to or acquire the Common Stock or other securities of the Company. The Shares shall not subject the undersigned to personal liability by reason of the ownership thereof.

(d)           No General Solicitation or Advertising in Regard to this Transaction. Neither the Company nor any of its affiliates nor any person acting on its or their behalf (a) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Shares, or (b) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Common Stock under the Securities Act.

(e)           No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including without limitation the issuance of the Shares, do not and will not (a) result in a violation of the Certificate or By-Laws of the Company or (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, instrument or any “lock-up” or similar provision of any underwriting or similar agreement to which the Company is a party, or (c) result in a violation of any federal, state, local or foreign law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a material adverse effect on the business, operations, properties, prospects or condition (financial or otherwise) of the Company) nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a material adverse effect on the business, operations, properties, prospects or condition (financial or otherwise) of the Company. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or issue and sell the Common Stock in accordance with the terms hereof (other than any SEC, NASD or state securities filings that may be required to be made by the Company subsequent to the Closing, any registration statement that may be filed pursuant hereto, and any shareholder approval required by the rules applicable to companies whose common stock trades on the Over The Counter Bulletin Board); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the undersigned herein.

(f)           No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, other than pursuant to this Agreement, under circumstances that would require registration of the Common Stock under the Securities Act, other than the private offering which the Company is conducting in the United States contemporaneously with this offering.

(g)           No Misleading or Untrue Communication. The Company, any person representing the Company, and, to the knowledge of the Company, any other person selling or offering to sell the Shares, if any, in connection with the transactions contemplated by this Agreement, have not made, at any time, any written or oral communication in connection with the offer or sale of the same which contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

SECTION 5

5.1           Indemnity. The undersigned agrees to indemnify and hold harmless the Company, its officers and directors, employees and its affiliates and their respective successors and assigns and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

5.2           Modification. Neither this Agreement nor any provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

5.3           Notices. Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, addressed to such address as may be given herein, or (b) delivered personally at such address.

5.4           Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts and by facsimile, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart. Signatures may be facsimiles.

5.5           Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligation of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators and successors.

5.6           Entire Agreement. This Agreement and the documents referenced herein contain the entire agreement of the parties and there are no representations, covenants or other agreements except as stated or referred to herein and therein.

5.7           Assignability. This Agreement is not transferable or assignable by the undersigned.

5.8           Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to conflicts of law principles.

5.9           Pronouns. The use herein of the masculine pronouns “him” or “his” or similar terms shall be deemed to include the feminine and neuter genders as well and the use herein of the singular pronoun shall be deemed to include the plural as well.

IN WITNESS WHEREOF, the undersigned has executed this Agreement on the ____ day of ____________, 20___.

Amount of Investment:
___________________

INVESTOR:

______________________________________
Name: ________________________________
Title: _________________________________
Taxpayer Identification Number: ___________

ACCEPTANCE OF SUBSCRIPTION

(to be filled out only by the Company)

The Company hereby accepts the above application for subscription for Shares on behalf of the Company.

Dated: ____________________

THE COMPANY:

BIRDBILL, INC.

_____________________________________

Name: _______________________________

Title: ________________________________

INVESTOR QUESTIONNAIRE

A.           General Information

1.	Print Full Name of Investor:	Individual:

First, Middle, Last

Partnership, Corporation, Trust, CustodialAccount, Other:

Name of Entity

2.	Address for Notices:

3.	Name of Primary Contact Person:

Title:

4.	Telephone Number:

5.	E-mail Address:

6.	Facsimile Number:

7.	Permanent Address:
(if different from Address for Notices above)

8.	Authorized Signatory:

Title:
Telephone Number:
Facsimile Number:

B.           Supplemental Data for Entities

1.           If the Investor is not a natural person, furnish the following supplemental data (natural persons may skip this Section B of the Investor Questionnaire):

Legal form of entity (trust, corporation, partnership, etc.): ______________________________________
Jurisdiction of organization: ___________________________________

2.           Was the Investor organized for the specific purpose of acquiring the Shares?

☐ Yes                                                                ☐ No

If the answer to the above question is “Yes,” please contact ____________________________ at _______________________ for additional information that will be required.

3.           Are shareholders, partners or other holders of equity or beneficial interest in the Investor able to decide individually whether to participate, or the extent of their participation, in the Investor’s investment in the Company (i.e., can shareholders, partners or other holders of equity or beneficial interest in the Investor determine whether their capital will form part of the capital invested by the Investor in the Company)?

☐ Yes                                                                ☐ No

If the answer to the above question is “Yes,” please contact ____________________________ at _______________________ for additional information that will be required.

4.           Does the amount of the Investor’s subscription for the Shares in the Company exceed 40% of the total assets (on a consolidated basis with its subsidiaries) of the Investor?

☐ Yes                                                                ☐ No

If the answer to the above question is “Yes,” please contact ____________________________ at _______________________ for additional information that will be required.

C.           Related Parties

1.           To the best of the Investor’s knowledge, does the Investor control, or is the Investor controlled by or under common control with, any other investor in the Company?

☐ Yes                                                                ☐ No

If the answer to the above question is “Yes,” please identify such related investor(s) below.

Name(s) of related investor(s): _____________________________________________________

2.	Will any other person or persons have a beneficial interest in the Shares to be acquired hereunder (other than as a shareholder, partner or other beneficial owner of equity interest in the Investor)?

☐ Yes                                                                ☐ No

If the answer to the above question is “Yes,” please contact ____________________________ at _______________________ for additional information that will be required.

The Investor understands that the foregoing information will be relied upon by the Company for the purpose of determining the eligibility of the Investor to purchase the Shares. The Investor agrees to notify the Company immediately if any representation or warranty contained in this Subscription Agreement, including this Investor Questionnaire, becomes untrue at any time. The Investor agrees to provide, if requested, any additional information that may reasonable be required to substantiate the Investor’s status as an accredited investor or to otherwise determine the eligibility of the Investor to purchase the Shares. The Investor agrees to indemnify and hold harmless the Company and each officer, director, shareholder, agent and representative of the Company and their respective affiliates and successors and assigns from and against any loss, damage or liability due to or arising out of a breach of any representation, warranty or agreement of the Investor contained herein.
INDIVIDUAL:

_________________________________
(Signature)

_________________________________
(Print Name)

PARTNERSHIP, CORPORATION, TRUST,
CUSTODIAL ACCOUNT, OTHER:

________________________________
(Name of Entity)

________________________________
(Signature)

________________________________
(Print Name & Title)